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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-4

                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                               (Amendment No. 1)


                             BOX ENERGY CORPORATION
                                (Name of Issuer)
                             BOX ENERGY CORPORATION
                      (Name of Person(s) Filing Statement)

    8 1/4% CONVERTIBLE SUBORDINATED NOTES
                 DUE 2002 OF
            BOX ENERGY CORPORATION                              103168 AA 8
        (Title of Class of Securities)             (CUSIP Number of Class of Securities)

                                 J. BURKE ASHER
                          8201 PRESTON ROAD, SUITE 600
                              DALLAS, TEXAS 75225
                                 (214) 890-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of Person(s) Filing Statement)

                                   COPIES TO:

                                C. WILLIAM BLAIR
                          KELLY, HART & HALLMAN, P.C.
                          201 MAIN STREET, SUITE 2500
                            FORT WORTH, TEXAS 76102
                                 (817) 332-2500

                               SEPTEMBER 22, 1997
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

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
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            TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
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
                 $56,945,028                                     $11,389.01
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* The transaction value shown is only for the purpose of calculating the filing fee. The amount shown reflects the cost of purchasing $55,077,000 principal amount of Notes at the purchase price (100% of the principal amount of the Notes, plus accrued interest through the date of purchase) as of October 28, 1997 (the payment date of the Offer). The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended.


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.



    Amount previously paid: $11,389.01



    Form or registration no.: Schedule 13E-4



    Filing party: Box Energy Corporation



    Date filed: September 22, 1997


Instruction. When submitting this statement in paper format, ten copies of this statement, including all exhibits, shall be filed with the Commission.
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                             INTRODUCTORY STATEMENT


     This Amendment No. 1 to Schedule 13E-4, which constitutes the final amendment to the Schedule 13E-4, relates to the change in control offer (the "Offer") by Box Energy Corporation, a Delaware corporation (the "Company"), to purchase for cash, on the terms and subject to the conditions set forth in the attached Change in Control Notice and Offer to Purchase, dated September 22, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), all of the outstanding 8 1/4% Convertible Subordinated Notes Due 2002 of the Company (the "Notes"). The Offer terminated at 5:00 p.m., New York City time, on October 22, 1997.



ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.



     The Offer terminated at 5:00 p.m., New York City time, on October 22, 1997. At such time, the Company accepted for purchase through its Depositary, United States Trust Company of New York, $16,706,000 aggregate principal amount of Notes at a purchase price of 100% of the principal amount thereof plus accrued interest through the Payment Date of $33.92 per $1,000 principal amount of Notes.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            BOX ENERGY CORPORATION

                                            By:      /s/ JAMES A. WATT
                                              ----------------------------------
                                                        James A. Watt
                                                President and Chief Operating
                                                            Officer


Dated: October 31, 1997


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